UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of July 28, 2020, Donqiang Wang, a member of the Board of Directors of MMTec, Inc. (the “Company”), tendered his resignation, His departure was for personal reasons and not for any disagreement with the Company, its Board or management. The Company thanked Dongqiang Wang for his contributions and wished him much success in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: July 31, 2020

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